Filed by AbbVie, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934

Subject Company: Pharmacyclics, Inc.

Commission File No.: 000-26658

ABBVIE’S ACQUISITION OF PHARMACYCLICS March 5, 2015

2 Disclaimer and Forward-Looking Statement 2 This presentation and its contents are confidential and may not be reproduced, redistributed, published or passed on to any other person, directly or indirectly, in whole or in part, for any purpose. This presentation is neither an offer to purchase nor a solicitation of an offer to sell securities. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. Some statements in this presentation may be forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. AbbVie cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, challenges to intellectual property, competition from other products, difficulties inherent in the research and development process, adverse litigation or government action, and changes to laws and regulations applicable to our industry. Additional information about the economic, competitive, governmental, technological and other factors that may affect AbbVie’s operations is set forth in Item 1A, “Risk Factors,” in AbbVie’s 2013 Annual Report on Form 10-K and in Item 1A, “Risk Factors” of Part II of AbbVie’s second quarter 2014 Quarterly Report on Form 10-Q, which have been filed with the Securities and Exchange Commission. AbbVie undertakes no obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. PHARMACYCLICS STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF PHARMACYCLICS SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. Pharmacyclics Acquisition| March 5, 2015 | © 2015

Strategically Compelling Acquisition 3 Well-positioned for leadership in the large and rapidly growing oncology market Companies well-aligned with complimentary strengths and assets A strategically compelling and financially attractive combination to drive significant shareholder value Significantly accelerates clinical and commercial presence in oncology Combines the promising novel mechanisms for treatment of hematologic cancers: BTK inhibition; PI3K inhibition and Bcl-2 inhibition Strong clinical expertise to develop novel combinations and next-generation therapies Pharmacyclics Acquisition| March 5, 2015 | © 2015

Strong Strategic Fit Complementary strategic capabilities: Pharmacyclics Strong expertise in kinase biology and oncology discovery Organizational expertise/capabilities in oncology development Established strong commercial channel in hematological oncology AbbVie Strong pre-clinical discovery and development capabilities in oncology, both small molecules and biologics Complementary assets is hematological malignancies – Venetoclax, Duvelisib Several late-stage development programs in solid tumors Strong and deep expertise in immunology discovery, development, regulatory and medical affairs Market leading channel presence in immunology Pharmacyclics to be established as a standalone center of excellence Combined wherewithal to rapidly develop the broad application of BTK across multiple hematological oncology indications, as well as immunology and solid tumors Pharmacyclics Acquisition| March 5, 2015 | © 2015

Financially Compelling Opportunity 5 Provides financially attractive profile, with accretion beginning in 2017, accelerating to more than $0.60 per share in 2019, and ramping significantly thereafter Exceeds our cost of capital hurdle rate by 2019, significantly exceeds it thereafter Purchase price of $261.25 per share, funded with mix of debt and equity; issuance of equity preserves financial flexibility AbbVie peak-year sales for IMBRUVICA estimated to exceed $7BN Newly combined oncology franchise poised to drive peak-year sales well in excess of $20BN Pharmacyclics Acquisition| March 5, 2015 | © 2015

Financial Details AbbVie to acquire Pharmacyclics for $261.25 per share in cash and stock Represents 39% premium to the Pharmacyclics closing price on February 24, 2015 Implies transaction value of approximately $20.2BN net of cash acquired Pharmacyclics shareholders have option to elect 100% cash, 100% stock or a mix of cash and stock, subject to proration such that total consideration will be approximately 58% cash / 42% stock Fixed value offer with equity component subject to a floating exchange ratio Promptly after close, intend to execute an accelerated share repurchase program to repurchase at least half of the equity issued for this transaction Share repurchase authorization increased from $5BN to $10BN Committed debt financing to fund the cash purchase price and post-closing accelerated share repurchase program Approved by both companies’ Board of Directors Closing expected in Q215 subject to regulatory approvals and other customary closing conditions 6 Pharmacyclics Acquisition| March 5, 2015 | © 2015

7 Strong Strategic Fit Drives Significant Value Accelerates AbbVie’s leadership position in oncology Provides access to large and rapidly growing on-market asset with potential to achieve >$7BN peak-year AbbVie sales Accretive to EPS growth beyond 2016; ramping to >$0.60 per share by 2019 Complementary to existing oncology pipeline assets Further diversifies AbbVie’s revenue base Creates another strong growth platform Excellent strategic fit Organization with proven track record of success Key Benefits Pharmacyclics Acquisition| March 5, 2015 | © 2015

Hematologic Oncology Represents Significant Opportunity 8 Global Hematologic Oncology Market Myelodysplastic Syndrome (MDS) $1.5B Multiple Myeloma (MM) $7.1B Acute Lymphocytic Leukemia (ALL) $1.0B Chronic Lymphocytic Leukemia (CLL) $1.7B Chronic Myeloid Leukemia (CML) $5.9B Lymphoma $6.1B Acute Myeloid Leukemia (AML) $0* ALL 6,020 (5%) MM 24,050 (19%) Hodgkin’s 9,190 (7%) NHL 70,800 (56%) CLL 15,720 (13%) B-Cell Malignancies: ~126,000 new Cases In the U.S. In 2014** 2014 Global malignant hematology market ~$24BN1 1. Including, but not limited to tumor types shown on this slide. Source: EvaluatePharma *No approved branded therapies **Source: Cancer Facts and Figures, American Cancer Society (2014) Pharmacyclics Acquisition| March 5, 2015 | © 2015

B-cell malignancies are a broad and complex group of cancers Arise from various developmental stages of the B lymphocyte, the cell type responsible for humoral (antibody-mediated) immunity Occur in several forms Leukemia: Primarily affecting the bone marrow and blood Lymphoma: Arising in the lymph node and other lymphoid organs Multiple Myeloma: Tumor of plasma cells (antibody secreting cells) associated with protein over-production and multiple lesions in bone B-Cell Malignancies – Background 9 Pharmacyclics Acquisition| March 5, 2015 | © 2015

IMBRUVICA Overview – Mechanism of Action BCR Signaling Syk CD79a/b Lyn Syk Lyn CD19 PI3Kd ERK PLCg2 PIP2 PIP3 BTK PKCb IKK NFkB DAG IP3 Ca++ Nucleus IMBRUVICA is a novel and differentiated BTK-inhibitor Bruton’s tyrosine kinase (BTK) is an essential element of the B-cell receptor (BCR) signaling pathway BCR signaling is required for tumor expansion and proliferation Inhibition of BTK blocks BCR signaling, removing growth and activation signals and inducing apoptosis 10 Pharmacyclics Acquisition| March 5, 2015 | © 2015

IMBRUVICA Overview – Current Indications IMBRUVICA (ibrutinib) - potential backbone therapy in B-Cell Malignancies First-in-class with demonstrated progression free survival and overall survival advantages over Rituxan Targeting a $10BN+ market with significant growth potential Four FDA/EMA approvals: Mantle Cell Lymphoma (MCL) (2nd line) in 2013 Chronic Lymphocytic Leukemia (CLL) (2nd line) in 2014 CLL sub-type with 17 p deletion (all lines) in 2014 Waldenstrom’s macroglobulinemia (all lines) in 2015 Only drug with three FDA Breakthrough Therapy Designations Approved in more than 40 countries More than 15,000 patients have already been treated with IMBRUVICA IMBRUVICA is marketed in collaboration with Janssen 11 Pharmacyclics Acquisition| March 5, 2015 | © 2015

IMBRUVICA Overview – Potential Expansion of Indications

- Extensive ongoing clinical program
  - 58 clinical studies ongoing with 13 in Phase III
  - 5,100 patients have been enrolled in IMBRUVICA (ibrutinib) clinical trials
  - 800 investigators in 35 countries

- Targeting one-to-two new indications per year 3-5 years including:
  - 1st line CLL/MCL (2015/2016)
  - Diffuse Large B-cell Lymphoma (~2016 for R/R; ~2020 first line)
  - Follicular Lymphoma (~2016 for R/R)
  - Multiple Myeloma (Phase I/II data readout in combo with Kyprolis 2H15)

- Also in early stage testing in solid tumors (in combination with other therapies) and autoimmune diseases

Source: Pharmacyclics Corporate Presentation, January 14, 2014

abbvie Pharmacyclics Acquisition| March 5, 2015 | © 2015 12

Combined Hematologic Oncology Portfolio Overview 13 IMBRUVICA duvelisib venetoclax Mechanism of Action BTK Inhibition PI3K Inhibition BCL-2 Inhibition Indications Approved for use in refractory CLL, WM, second-line Mantle Cell Lymphoma Being investigated in multiple myeloma, follicular lymphoma, and diffuse large B-cell lymphoma Being tested for Rituximab-based regimens and other anti-CD20 agents Being explored for use in refractory, indolent NHL and refractory CLL as monotherapy Being tested in combination with Rituximab Being explored for use in CLL and NHL as monotherapy treatment Being studied in combination with Rituximab and with other agents in multiple myeloma and a variety of lymphomas, including CLL, NHL, DLBCL, AML Potential Combinations Potential for use in combination with new immunotherapies such as PD-1s, other checkpoint inhibitors and novel mechanisms developed by Abbvie and Pharmacyclics Oncology Potential for combination with IMBRUVICA Potential for combination with venetoclax Potential for combination with IMBRUVICA Potential for combination with Duvelisib Launch Year Approved November 2013 2017 2016 Pharmacyclics Acquisition| March 5, 2015 | © 2015

Robust Pipeline Spans Attractive Specialty Categories 14 2-DAA Japan : HCV (GT1b) Humira: Hidradenitis Suppurativa Daclizumab: Multiple Sclerosis Atrasentan: Diabetic Nephropathy Elagolix: Endometriosis Humira: Uveitis Veliparib: Ovarian Cancer ABT-199: AML ABT-199: iNHL Duvelisib: iNHL ABT-414: Glioblastoma Multiforme 2nd gen pangenotypic: HCV ABT-122: RA ABT-122: PsA ABT-494: RA GLPG 0634: RA GLPG-0634: Crohn’s Disease ALV-003: Celiac Disease ABT-981: Osteoarthritis BT061: RA ALX-0061: RA ABT-399: Solid Tumors ABT-165: Solid Tumors RTA-ABT 408: Solid Tumors ABT-199: SLE ABT-257: RA ABBV-084: SLE ABBV-672: Alzheimer's Disease ABT-957: Alzheimer's Disease ABT-436: Alcohol Use Disorder Elagolix: Uterine Fibroids RTA-ABT 408: Ocular Inflammation ABT-199: CLL (Relapsed/Refractory) ABT-199: CLL (Front-line; unfit) Veliparib: NSCLC (Squamous) Veliparib: NSCLC (Non-squamous) Veliparib: Breast Cancer (Neoadjuvant) Veliparib: Breast Cancer (BRCA) Elotuzumab: Multiple Myeloma Duvelisib: CLL 2-DAA US : HCV (GT4) Phase I Phase II Phase III Registration Oncology Immunology Neuroscience HCV/Liver disease Renal Ophthalmology Women’s Health Select Pipeline Assets Imbruvica: DLBCL Imbruvica: Follicular Lymphoma Imbruvica: Marginal Zone Lymphoma Pharmacyclics Imbruvica: Multiple Myeloma Imbruvica: AML Imbruvica: ALL BTK Inhibitor: Autoimmune Imbruvica: Graft V Host Disease Pharmacyclics Acquisition| March 5, 2015 | © 2015

AbbVie Mid-to Late-Stage Program Highlights: Other Oncology

Compound	Details
Veliparib *Solid Tumors*	• PARP-inhibitor, enhances the effectiveness of common DNA damaging cancer therapies • Four Phase III studies currently underway • Planning to begin Phase III development for ovarian cancer in 2015
Elotuzumab *Multiple Myeloma*	• Currently in Phase III development in combination with standard of care for multiple myeloma (refractory and first-line patients) • Phase II results demonstrated high response rates • Phase III refractory data available 1H15; potential for regulatory submission in 2015
ABT-414 *Glioblastoma Multiforme*	• Anti-EGFR monoclonal antibody drug conjugate being evaluated in GBM • Early data promising; recently granted orphan drug designation • Recently initiated large, active controlled Phase II study

abbvie Pharmacyclics Acquisition| March 5, 2015 | © 2015 15

AbbVie Mid-to Late-Stage Program Highlights: Immunology 16 Compound Details GLPG0634 Rheumatoid Arthritis Crohn’s Disease Selective JAK-1 inhibitor being evaluated as potential treatment for RA and Crohn’s disease Phase IIB RA studies on track to read out this year ABT-494 Rheumatoid Arthritis Internally developed selective JAK-1 inhibitor in development for immune-mediated diseases Mid-stage program underway, expect read out in 2015 Humira – New Indications Hidradenitis Suppurativa Uveitis HS: Chronic inflammatory skin disease with no approved treatments; currently under review Uveitis: Sight threatening inflammatory eye disease in Phase III development ALX-0061 Rheumatoid Arthritis Anti-IL-6 nanobody: binds with high affinity and may have faster and more effective tissue penetration due to its relatively small size vs. other monoclonal antibodies Phase IIB program underway ABT-122 Rheumatoid Arthritis Psoriatic Arthritis DVD-Ig platform pairs two established mechanisms, anti-TNF and anti-IL-17 Phase II program underway ABT-981 Osteoarthritis DVD-Ig (anti-IL-1 α/β) in Phase II development for osteoarthritis ALV-003 Celiac Disease Mixture of two recombinant gluten-specific proteases; Phase IIB underway Potential to be first therapy to treat celiac disease Tregalizumab Rheumatoid Arthritis Novel anti-CD4 humanized monoclonal antibody that activates T-regulatory cells Pharmacyclics Acquisition| March 5, 2015 | © 2015

AbbVie Mid-to Late-Stage Program Highlights: Other Programs 17 Compound Details Zinbryta (daclizumab) Multiple Sclerosis Humanized antibody specific for IL2 receptor in development for relapsing remitting MS Strong pivotal trial results showed patients treated with Zinbryta had a statistically significant 45% reduction in annualized relapse rate versus Avonex U.S. regulatory application and EMA regulatory application to be submitted 1H15 Elagolix Endometriosis Uterine Fibroids Goal with Elagolix in endometriosis is to bring to market an oral, short-acting therapy that provides a high level of efficacy with minimal menopausal side effects, while preserving bone health Positive top-line endometriosis data announced in January; Phase IIB fibroids data in 2015 Atrasentan Diabetic Kidney Disease Selective endothelin-A receptor antagonist Findings from the two 12-week Phase IIB studies showed patients treated with atrasentan achieved sustained reductions in albuminuria (primary end-point) Global Phase 3 registrational study (SONAR) underway; event driven study, which we expect to complete in 2018 Next Generation HCV Combination Pangenotypic HCV Goal to bring to market a ribavirin-free, once-daily pan-genotypic combination Evaluating a potent protease inhibitor (ABT-493) and new NS5A inhibitor (ABT-530) Phase IIB studies well underway, with SVR data expected later this year; expect to transition to Phase III in 2015, with anticipated commercialization in 2017 Pharmacyclics Acquisition| March 5, 2015 | © 2015

2015: Significant Late-Stage Pipeline Activity

Key Data Readouts

- ABT-199: Data from R/R CLL 17p del study
- Elotuzumab: Phase III data in R/R multiple myeloma
- GLPG0634: Phase IIB data in RA
- ABT-494: Phase IIB data in RA
- Elagolix: Phase IIB data in uterine fibroids
- Elagolix: Phase III top-line data in endometriosis
- Next-gen HCV: Phase IIB SVR data
- Duvelisib: Phase IIB data in iNHL
- ALV-003: Phase IIB data in celiac disease
- ABT-122: Phase II data in RA
- ABT-888: Phase II data

Regulatory Submissions

- Zinbryta: RRMS regulatory submissions
- ABT-199: Relapsed/refractory CLL (17p del) regulatory submissions
- Elotuzumab: Relapsed/refractory multiple myeloma regulatory submissions
- Humira: Uveitis regulatory submissions
- HCV: 2-DAA Japan (GT1B - 1Q15; GT2 - 2H15)

Regulatory Approvals

- VIEKIRAX + EXVIERA
- U.S. Duopa
- HCV: 2-DAA Japan (GT1B)
- Humira: Hidradenitis suppurativa

Key Phase Transitions and Clinical Trial Starts

- ABT-199: Phase III start (first line CLL/fit; combo w/ Gazyva)
- Next-gen HCV: Phase III start (genotypes 1-6)
- ABT-888: Phase III start (ovarian cancer)
- ALX-0061: Phase IIB start (RA)
- ABT-122: Phase II start (psoriatic arthritis)
- ABT-414: Phase II start (glioblastoma multiforme)
- ABT-494: Phase II start (Crohn's disease)

abbvie
Pharmacyclics Acquisition| March 5, 2015 | © 2015 18

Strong Return of Cash to Shareholders 19 Significant and growing cash flow Recently increased quarterly dividend by 4%; following ~17% increase in late 2014 Since AbbVie inception in 2013, dividend has been increased nearly 28% Share buyback program in place; to be executed over next several years Strong commitment to growing our dividend and returning cash to shareholders Pharmacyclics Acquisition| March 5, 2015 | © 2015

[LOGO]

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

ABBV - AbbVie to Acquire Pharmacyclics Conference Call

EVENT DATE/TIME: MARCH 05, 2015 / 02:00PM  GMT

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

CORPORATE PARTICIPANTS

Larry Peepo AbbVie Inc. - VP, IR

Rick Gonzalez AbbVie Inc. - Chairman of the Board and CEO

Bill Chase AbbVie Inc. - EVP, CFO

Mike Severino AbbVie Inc. - EVP, Research & Development and Chief Scientific Officer

Laura Schumacher AbbVie Inc. - EVP, Business Development, External Affairs and General Counsel

CONFERENCE CALL PARTICIPANTS

Jami Rubin Goldman Sachs - Analyst

Jeff Holford Jefferies LLC - Analyst

Chris Schott JPMorgan - Analyst

Steve Scala Cowen and Company - Analyst

Ari Jahja Credit Suisse - Analyst

John Scotti Evercore ISI - Analyst

Mohit Bansal Deutsche Bank - Analyst

Robyn Karnauskas Deutsche Bank - Analyst

Colin Bristow BofA Merrill Lynch - Analyst

Alex Arfaei BMO Capital Markets - Analyst

Tony Butler Guggenheim Securities - Analyst

PRESENTATION

Operator

Good day and thank you for standing by. Welcome to the AbbVie investor and analyst conference call. (Operator Instructions) This call is being recorded by AbbVie.

I would now like to introduce Mr. Larry Peepo, Vice President of Investor Relations.

Larry Peepo  - AbbVie Inc. - VP IR

Good morning and thanks for joining us for this special conference call to discuss AbbVie’s acquisition of Pharmacyclics, which we announced last night.

Joining me on the call today are Rick Gonzalez, Chairman of the Board and Chief Executive Officer, and Bill Chase, Executive Vice President and Chief Financial Officer. Joining us for the Q&A portion of the call are Laura Schumacher, Executive Vice President, Business Development, External Affairs, and General Counsel, and Mike Severino, Executive Vice President of R&D and Chief Scientific Officer.

Rick will provide an overview of Pharmacyclics and the strategic rationale for the addition of this strong growth business to our portfolio. Bill will discuss the key financial aspects of the transaction. And following our prepared remarks, we’ll take any questions that you may have.

We have posted a set of slides as additional background for your reference. They can be found on our website.

Before we get started, I remind you that some statements we make today may be considered forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. AbbVie cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Additional information about the factors that may affect AbbVie’s operations is included in our 2014 annual report on

Form 10-K and in our other SEC filings. AbbVie undertakes no obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

So with that, I will now turn the call over to Rick.

Rick Gonzalez  - AbbVie Inc. - Chairman, CEO

Thank you, Larry. Good morning, everyone, and thank you for joining us.

Let me begin by saying how pleased I am to announce our acquisition of Pharmacyclics. This is an exciting day for AbbVie. It’s an exciting day for both organizations.

We could not be more pleased to have the talented Pharmacyclics team join our organization. The addition of this business is a strategically compelling opportunity for our Company, our shareholders, and the many patients we serve.

The addition of Pharmacyclics builds upon the already strong growth of our business driven by Humira, Viekira, and a robust late-stage pipeline with several assets with multibillion-dollar potential. This acquisition enables us to build a strong leadership position in the hematological oncology space, an attractive and rapidly growing market now approaching $24 billion globally. Within this category, Pharmacyclics currently holds a strong position in the B-cell malignancy segment.

This transaction is a strong strategic fit and significantly accelerates both our clinical and commercial presence in oncology. Our two organizations bring together complementary strengths and assets in this important therapeutic category.

I had the opportunity over the last month or so to spend significant time with the executive management team, broader leadership team, and many of the Pharmacyclics employees. I’m tremendously impressed with the accomplishments of that team and organization, and I’m confident that their expertise and innovation will greatly advantage AbbVie going forward.

While strategically important, this acquisition is also very financially attractive. It will add to our long-term growth prospects, providing another compelling growth platform. It further diversifies our revenue base and will significantly enhance our revenue growth across the long-range plan.

It drives strong financial benefits, with accretion to ongoing earnings per share starting in 2017, the second full year after closing, and accelerating the more than $0.60 per share in 2019, and ramping significantly thereafter. The acquisition exceeds our cost of capital hurdle in the fourth full year.

Through this acquisition, AbbVie obtains a rapidly growing on-market asset, Imbruvica, a novel and first-in-class BTK inhibitor with multibillion-dollar revenue potential. Imbruvica is a strategically important asset which we believe AbbVie and Pharmacyclics are uniquely positioned to maximize. Additionally, Pharmacyclics has several other promising assets in earlier stage development.

Imbruvica represents a pipeline in a molecule, much like Humira did, with significant growth potential through its existing and expanding list of indications and lines of therapy. And AbbVie has an established track record of success in creating leadership in high-value markets.

Imbruvica has already secured approval for the treatment of four indications, and there are more than 50 clinical studies to evaluate the therapy as a treatment for a wide range of additional blood cancers. It is the only pharmaceutical asset to have secured three Breakthrough Therapy Designations from the FDA, which underscores the transformative nature of this important drug.

In its first year on the market, Pharmacyclics has driven market-leading performance and therapeutic uptake of Imbruvica, clearly demonstrating the strength of the Pharmacyclics organization and the product’s attributes. Imbruvica is currently approved in more than 40 countries, and more than 15,000 patients have been treated.

Imbruvica is also in early assessment for solid tumors and as a potential treatment for graft-versus-host disease. The product has vast potential for label expansion and future indications. We expect Imbruvica to drive US sales of approximately $1 billion in 2015, with peak sales for AbbVie estimated to exceed $7 billion.

The acquisition of Pharmacyclics is highly complementary with our existing oncology pipeline, which is comprised of five late-stage assets poised to launch over the next few years. This includes our Bcl-2 inhibitor, ABT-199, and our dual PI3-kinase inhibitor duvelisib, both being investigated for treatment of a wide range of blood cancers.

So the addition of Pharmacyclics gives us access to three novel and promising mechanisms for the treatment of hematological malignancies: BTK inhibition, PI3K inhibition, and Bcl-2 inhibition. The addition of Imbruvica to our portfolio puts us in a strong position to offer combinations that have the potential to elevate the standard of care, with the goal being to increase efficacy through the use of an all-oral, well-tolerated therapy.

There is also the potential for combination with immunotherapies such as checkpoint inhibitors and other mechanisms. The acquisition of Pharmacyclics also gives AbbVie immediate strong commercial infrastructure, expertise, and capabilities which we intend to leverage in order to launch the assets coming out of our emerging pipeline.

In addition to ABT-199 and duvelisib in our hematological malignancy portfolio, our portfolio includes veliparib, our PARP inhibitor, being investigated for a large range of solid tumors; and ABT-414, our antibody-drug conjugate for glioblastoma multiforma. These assets have demonstrated promising signals of efficacy.

We have the potential to launch each of these late-stage oncology therapies over the next three years. All told, we expect our newly combined oncology franchise to generate peak-year sales well in excess of $15 billion.

The acquisition represents a rare and unique opportunity for AbbVie to further enhance its already strong growth prospects. In addition to our oncology franchise, part of which I just described, we have a number of other sources of future growth.

These include our immunology franchise, including Humira, which we expect will drive continued strong growth and significant cash flow generation for years to come; our HCV franchise, where we have established a significant foothold in the market and a strong base from which we will bring further enhancements and innovation with our next-generation therapies; and a broad-based pipeline of specialty-focused medicines including more than 40 active clinical development programs underway spanning large and growing specialty categories.

Clearly we have a strong leadership position in the immunology market with Humira, the world’s leading anti-TNF; and we have a multifaceted strategy in place which we believe will allow us to protect and grow our position. Humira has averaged well over $1 billion of growth per year over the past eight years, and it has many unique attributes that will help it continue to grow in the years to come.

This includes two new Humira indications in late-stage development, HS and uveitis, both of which will be unique to the Humira label and collectively represent a peak-year sales opportunity of more than $1 billion. We are also actively developing formulation and device enhancements which will provide further product differentiation.

We recently completed the US and EMA regulatory submission for a new Humira formulation which we believe will enhance the patient experience. The US submission was completed in late 2014, while the EMA application was submitted in early 2015. We expect regulatory decisions later this year.

We also continue to build upon our robust IP portfolio, which consists of both granted patents and pending applications covering our product, approved indications, dosing, formulations, and methods of manufacturing. As the first fully-human monoclonal antibody, the extensive clinical trial work and investment we undertook led us to many innovations with Humira; and our intellectual property protects all of that innovation. As we’ve said before, we intend to defend any intellectual property that is implicated by a biosimilar applicant.

Behind Humira we have a rich pipeline of mid- and late-stage immunology assets in development. All of our R&D efforts are focused on advancing standard of care in each our areas of immunology leadership.

In summary, this is an exciting day for AbbVie, an exciting day for Pharmacyclics, and our combined shareholders. Together we have the ability to create a strong leadership position in this important therapeutic area, which will significantly benefit patients.

The addition of this business is a strategically compelling opportunity that will significantly strengthen our long-term revenue and EPS growth prospects. With that, I’ll turn the call over to Bill. Bill?

Bill Chase  - AbbVie Inc. - EVP, CFO

Thank you, Rick. Let me begin by stressing how pleased we are to announce this strategic acquisition. Pharmacyclics adds an attractive new growth platform to AbbVie’s already strong portfolio and accelerates our entry into the hematological oncology market.

We are also very pleased with the financial profile of this acquisition, as it further strengthens AbbVie for the long term. Pharmacyclics has strong business prospects, with the capacity to generate strong US and global cash flow.

It’s clear that prior to this acquisition, AbbVie was already extremely well positioned to deliver industry-leading revenue and EPS growth. The addition of Pharmacyclics provides significant incremental revenue and earnings potential, thereby further strengthening our prospects for growth over the mid to long term.

As you know, AbbVie generates robust cash flow, which will be further enhanced by this acquisition. We intend to continue our commitment to returning cash to our shareholders through a strong, growing dividend, which we have increased 28% since becoming an independent company just two years ago.

The addition of Imbruvica provides another growth platform which will further diversify our sources of revenue in the coming years. Our combined oncology franchise has the potential to deliver more than $15 billion in incremental peak-year sales, representing a significant addition relative to our current sales pace.

I’d like to now cover the details regarding the transaction. We are acquiring Pharmacyclics for $261.25 per share. The purchase price will be funded with cash of $152.25 per share, representing approximately 58% of the consideration; and $109 per share in AbbVie stock, representing approximately 42% of the consideration.

The purchase price is fixed. Given that there is an equity component of the financing, the final number of shares issued will be dependent on AbbVie’s share price at the time of closing.

In order to optimize our deal structure, we intend to execute an accelerated share repurchase program promptly following the close of the transaction, whereby we plan to repurchase at least half of the equity issued for this transaction. In support of this accelerated share repurchase, our Board of Directors has authorized a $5 billion increase to our existing share repurchase program.

We have committed bridge financing in place to fund the cash purchase price and the post-closing accelerated share repurchase program.

As Rick noted, this is a financially attractive acquisition which we anticipate will be accretive beginning in 2017 and significantly accretive in the years that follow. We expect accretion in access of $0.60 per share in 2019 and accelerating thereafter. The transaction exceeds our internal cost of capital hurdle rate in year four and significantly exceeds it thereafter.

For 2015 we expect the partial year impact of the transaction to be approximately $0.20 dilutive to our ongoing earnings per share. As a result, we are updating our 2015 adjusted diluted earnings per share guidance to $4.05 to $4.25 per share. This updated guidance range reflects industry-leading EPS growth of 22% to 28%; and we’ll provide more detailed guidance as we approach the close of the transaction, which we are currently estimating will occur in the second quarter.

We anticipate specified charges for deal costs, upfront financing costs, and integration, which will be provided at a future date.

In summary, the acquisition of Pharmacyclics will drive compelling financial returns and significant long-term accretion while enabling AbbVie to accelerate revenue growth. We are very excited to join forces with Pharmacyclics to create a strong leadership position in the oncology market.

And with that I’ll turn the call back over to Larry.

Larry Peepo  - AbbVie Inc. - VP IR

Thanks, Bill. We’ll now open the call for questions. Elan, we’ll take our first question, please.

QUESTION AND ANSWER

Operator

(Operator Instructions) Jami Rubin, Goldman Sachs.

Jami Rubin  - Goldman Sachs - Analyst

Thank you. This is for you, Rick, or anybody else who wants to take a stab at it. Just trying to understand the $7 billion Imbruvica number to AbbVie. Does that imply $14 billion in worldwide sales? Or is it less because you will be recognizing the top line at 100% in the US, and ex-US is a royalty? If you can clarify that — and does that $7 billion number incorporate value for solid tumors, the data which obviously nobody has seen?

Secondly, what does this mean for ABT-199? I think that the previous bear-case on Pharmacyclics was that ABT-199 looks to be a better compound, could put some pressure on Imbruvica. So how does owning the two — how does 1 plus 1 equals 3 with respect to owning both assets?

Just thirdly, high-level, Rick, what do you think — I mean, clearly this is a big price to pay, making a big bet longer-term on oncology. But what does this mean to the bear-case on Humira? Are you — how much more like — I mean, I’m just curious to know if you can put that price in perspective and your thinking in terms of the potential bear-case on Humira due to biosimilars. Thanks very much.

Rick Gonzalez  - AbbVie Inc. - Chairman, CEO

Hi, Jami; it’s Rick. Maybe I’ll start with the third and we’ll pass it around potentially after that if I haven’t covered it. Well, first I guess what I’d say is this was not done because we believe we are concerned about Humira. As we told you many, many times, we have a high level of confidence in our ability to be able to drive Humira and protect Humira and grow the franchise over time; and certainly you are starting to see elements of that play out as we’re moving into this year, which is the time frame that we would have expected some of those elements to play out.

The formulation is obviously one of those. Our IP continues to progress in the direction that we would have expected, and other aspects of the strategy continues to progress. So it has nothing to do with that.

We valued this transaction based on what we thought this transaction could deliver for us, as we do with all transactions that we look at. I’ll just tell you, I am thrilled that we’ve had the opportunity to be able to be the company that won this highly competitive process.

You don’t get the opportunity in our business very often to end up with a derisked, on-market, multibillion-dollar asset in an extremely attractive market segment that has the breadth of potential that this asset has. And that’s really what attracted us to this.

When we went through the diligence process, I would say we became more encouraged than we had been going into it, as well. So as we looked at it, and we looked at the value that it would deliver for us, there were multiple levels of value that it delivered.

First, it added strategic capabilities, and you’ve heard me say this before, both commercially, clinically and regulatory capabilities in oncology. We have invested for a long time; we have a robust oncology pipeline, not just late-stage assets but mid- and earlier-stage assets.

And this is an area that we were committed to, but we always said we’d have to build it from the ground up. This gave us an opportunity to be able to have established assets in those areas and build out additional expertise to allow us to advance our own pipeline more rapidly than we probably would have been — and more effectively than we probably would have been by ourselves.

Then you look at Imbruvica. As I said, this is an asset that has the opportunity to exceed $7 billion.

To answer your first question, essentially that is the US plus what we would capture out of the international sales. So it’s not the total molecule. Doesn’t necessarily translate exactly the way you described it, but it is our portion of the internationals being booked as well.

If you look at where that growth comes from, it comes from four or five areas. This is this concept of a pipeline in a drug.

I would say about 25 — if you think of the product today being roughly $1 billion and it’s going to grow to something north of $7 billion, say $7.5 billion, something in that range, about a quarter of that growth, maybe a little less than a quarter of that growth, comes from continued penetration in the indications that they are in today. The second part would be about a third of that growth — about 30% of that growth — comes from moving up in lines of therapy. A good example of that would be moving up to first-line in CLL.

As you assess each one of these, I think one of the things that’s impressive about this particular asset is there is a very high probability of success of being able to do that. I’m going to move down the chain here, and there are areas that are much more speculative that I’ll get to here in a moment; but I’d say if you look at the strong value drivers, certainly moving up in lines of therapy in several of the areas that they are working on now, our assessment is, has a very high probability of success based on the data that we’ve seen.

Then the third component is expanding to other B-cell malignancies. And there too, reasonably high probability of success based on some of their data.

We do believe that additionally this molecule could have a role in the treatment of multiple myeloma and — although that is risk-adjusted in a more significant way. And then we did see their data on solid tumors, and we were impressed with what we saw.

Now having said that, I will tell you solid tumors are very heavily risk-adjusted, because there is still lots and lots of uncertainty around that. So they don’t drive much of the valuation of the transaction. But if that were to hit, I would say that would be a significant upside to the model that we’ve seen so far.

So it is truly this pipeline in a drug; and obviously we’ve had experience with Humira with that same type of a concept, maybe played out a slightly different way. And that’s one of the things that impressed us, was the probability of this mechanism being able to move across these different lines of therapy and across these different conditions or these different types of cancers.

I’d say the next component was really the synergistic benefit that we saw from our own assets of being able to leverage the commercial infrastructure, to be able to drive our ramp and penetration more rapidly for ABT-199, duvelisib. We have some earlier-stage assets that we haven’t talked a lot about that are in the hematological malignancy space that we are also encouraged that we’ll be advancing through, if they are successful.

The next area that we obviously evaluated as part of the valuation was: what could it do for our overall business? As we mentioned before, this drives significant acceleration in our revenue growth across the LRP; it accelerates our EPS growth starting in 2017, ramping rapidly to $0.60 per share by 2019 and over $1.00 by 2021.

It diversifies our base of growth products that we have beyond Humira — Viekira, Duodopa, and others. And it strengthens our US cash position.

So as we looked at all of the strategic criteria we were trying to fill, this met most of that strategic criteria. So it was a tremendous asset from that standpoint.

Lastly, what I’d say is we valued this asset just like we value every other asset: we built a model; we refined the model as we went through the process; we extrapolated that model to come up with a value; and we obviously set a maximum value that we were willing to pay for the asset. And I can tell you we’re disciplined enough that we don’t go past that maximum value, and we didn’t in this circumstance as well.

I’d say that Pharmacyclics ran a very well-disciplined but highly competitive process. I’ve been through a lot of these and I’d say this was probably one of the most competitive ones I’ve seen.

There were multiple companies that were competing. There were multiple rounds for this asset. Three companies stayed in until the very end and bid against each other in this process, and we won.

And, look, you’re going to get an opportunity to be able to see what the bids were, because there will be a disclosure around this. I’d say I’m happy with the value, and why don’t you just wait and see what comes out in the disclosures when you get to see how the others bid.

Jami Rubin  - Goldman Sachs - Analyst

Can I just follow up?

Rick Gonzalez  - AbbVie Inc. - Chairman, CEO

Sure.

Jami Rubin  - Goldman Sachs - Analyst

Okay, can you — what are your assumptions in your models for the Imbruvica patent? Then can you answer the question on ABT-199? Thanks.

Rick Gonzalez  - AbbVie Inc. - Chairman, CEO

Yes, let me go back to the question on ABT-199; and I’m going to probably have Mike give you a little more color. But what I would tell you is one of the reasons that we — a significant reason that we wanted to do this transaction is that we believe these two products are synergistic. There is a commercial aspect that’s synergistic, but I think the more exciting aspect is potentially using these assets in some form of combination with 199.

I’m going to have Mike maybe talk about that in some level of detail.

Mike Severino  - AbbVie Inc. - EVP Research and Development & Chief Scientific Officer

Sure. This is Mike. As Rick said, we remain very confident in 199. In fact I’d say as we see more data we become increasingly confident.

That mechanism has shown broad and deep responses across a wide range of tumor types, and we are continuing to pursue it aggressively. Similarly, as we’ve had a chance to take a very close look at Imbruvica, we have a very high degree of confidence based on its demonstrated safety and efficacy profile across a wide range of tumor types, and primarily hematological malignancies and the other indications that Rick talked about.

These two very promising novel agents work through mechanisms that we view as being very complementary. BTK inhibition removes growth activation and proliferation signals that ultimately lead to cancer cell death. Venetoclax, or 199, blocks the activity of Bcl-2, which is a protein that allows cancer cells to evade those programmed cell death mechanisms.

So we believe there is very strong mechanistic reason to believe that they will work together very well. And by bringing these two very promising novel agents together, we believe we’ll be able to explore novel combinations and sequences of therapy that will allow us to address a wide range of hematologic malignancies and elevate the standard of care.

Rick Gonzalez  - AbbVie Inc. - Chairman, CEO

Then, Jami, on your IP question, I think what you were asking is: what is their IP protection? In the US it’s 2027; and in the EU it’s 2029.

Jami Rubin  - Goldman Sachs - Analyst

Thank you.

Operator

Jeff Holford, Jefferies.

Jeff Holford  - Jefferies LLC - Analyst

Thanks very much for taking my questions. I’ve got quite a few, but I’ll try and focus them down. Just on the 2019, can you give us a bit more specific color on just what the revenue assumption is around the guidance there?

Secondly, I just wonder if you could just tell us a bit more on the Humira new formulation that you referred to, exactly what you mean by the patient experience. Could you be more specific around that there?

And then just what the financing rate is on the deal that you think.

Bill Chase  - AbbVie Inc. - EVP, CFO

Jeff, it’s Bill Chase. In terms of 2019, when we look at the model, what I can tell you is the sales incremental to AbbVie is well over $4 billion. So we think this is a brand that certainly has shown stellar growth since launch, and we would expect to see that trend continue.

In terms of financing rates, I don’t want to get into specifics on what we’ve got in interest in the model. But obviously, this is a very favorable rate environment. You are seeing a lot of companies out there doing some pretty impressive deals at some pretty impressive rates.

I think we build in a realistic expectation of rates when we finally come to market in the model; and we’ll just see how that pans out. But it is a very, very favorable environment, as you know.

Rick Gonzalez  - AbbVie Inc. - Chairman, CEO

Then, Jeff, on the Humira formulation, obviously we are going to be careful about what we say about the formulation, both from a competitive standpoint and, frankly, we have to work with the regulatory authorities in order to gain approval of the product. So we want to work through that process.

But what I would say to you is that we have been working on this formulation for quite some time. It is designed to enhance both the patient experience but also, I’d say, give some benefits that the current formulation does not have.

Obviously we’re doing that in a way to differentiate the current formulation to this — or differentiate a new formulation to the prior formulation. It’s advancing as we would have expected, and we’ll have, I think, more color on that as we get towards the end of the year.

Jeff Holford  - Jefferies LLC - Analyst

Just one quick follow-up on that. Can we expect that to be a value-driven switch in terms of you’re thinking about using price there?

And just any thoughts of any long-range plan on how much of the current Humira you might expect to switch over before you anticipate the launch of biosimilars?

Rick Gonzalez  - AbbVie Inc. - Chairman, CEO

Yes. I mean, the first part of your question is we don’t plan on using price as a tool here. So it’s not like this is like a low-cost Humira strategy. So I don’t want you to think that.

As far as the conversion would be concerned, I think it’s too early to give you estimates on that.

Jeff Holford  - Jefferies LLC - Analyst

Great. Thank you very much.

Operator

Chris Schott, JPMorgan.

Chris Schott  - JPMorgan - Analyst

Great. Thanks very much for the questions. The first one is, when I look you have two potentially large assets in hem/onc here. You talked about how they could be complementary in some settings; but it does seem like you could have some environment where these assets, 199 and Imbruvica, could be competitive.

Does it become challenging to manage these two partnerships with J&J and Roche, as you think about competitive decisions, pricing, etc., as you look across your broader portfolio?

The second question is: when you look at the type of returns that Shire would have offered your investors post the Treasury changes, and you compare that to the situation with Pharmacyclics, could you just elaborate a little bit more of why PCYC was a better deal for investors relative to going forward with the Shire transaction? Thanks very much.

Rick Gonzalez  - AbbVie Inc. - Chairman, CEO

Chris, this is Rick. The second one is pretty easy. With the changes in the Treasury notice, the NPV for the Shire transaction was negative, significantly negative. And this obviously is not that, so they are very different.

I would say strategically they are also very different. They had different benefits in many ways.

But I think the profile of this asset and what it can do in an area that we are very, very interested in like oncology and the synergistic opportunity that it has across our own portfolio is a very good fit. And you have a single asset that has tremendous growth potential.

The vast majority of that growth comes from indications or lines of therapy that have a very high probability of success. That’s a very unique set of characteristics around a molecule in our industry.

You can go out and buy a biotech company that has a very exciting asset, and it’s in Phase 3 as an example, and you think you know what’s going to happen; but you never really know until you’re done. You can go through the regulatory process and never be 100% sure.

This is an asset that’s on the market today. We have lots of experience — or they have lots of experience with it, from the standpoint of having it in 15,000 patients. It’s safe. It’s efficacious. We know can expand it.

It’s a very different risk profile and value proposition. But the bottom line is the returns are very, very different.

Your first question was about the partnerships. At the end of the day, I think in all of these partnerships you manage them to be able to maximize the value and maximize the benefit for patients, because there is a strong linkage between those two in our business. When we can deliver a therapy that does significantly improve standard of care for patients, typically the commercial performance is in line with that value proposition.

And I think most partnerships will always work in a way where they won’t — certainly won’t stand in the way of that happening. And frankly they’ll encourage that to happen, to try to be able to create treatment approaches that maximize the patient experience and the patient result.

So we’re not concerned about our ability to be able to manage through that. These are two fine organizations that I think have alignment around those objectives, just like we do.

Chris Schott  - JPMorgan - Analyst

Thank you.

Operator

Steve Scala, Cowen.

Steve Scala  - Cowen and Company - Analyst

Thank you and congratulations on a bold deal; certainly it adds much-needed visibility later this decade. A few questions.

Rick, and this is just a nit, but I think you said peak oncology sales of $15 billion. The slides say well in excess of $20 billion. So can you clarify?

And presumably you would need to hit that prior to patent expiration, so we’re talking about hitting that in 2026 or so, I would assume. Maybe you can tell us.

Secondly, does the deal between J&J and Pharmacyclics expire at any point? Or is there any change in economics under any imaginable circumstances?

Similarly, with Roche and ABT-199, does this deal change anything economically now that you’ll have a competitive product, maybe?

Then thirdly, it doesn’t sound like this deal includes any cost reduction within the Pharmacyclics organization; but just confirm. Thank you very much.

Rick Gonzalez  - AbbVie Inc. - Chairman, CEO

Okay. Maybe the last one first. No, we’re not doing this to create any kind of synergies; and in fact I’d say the opposite. We will set up Pharmacyclics as a center of excellence and build upon it.

Certainly they have expertise in BTK and other kinase mechanisms that are unique, and we value that. And we’re going to continue to explore that.

I think certainly when you look at their track record, from their ability to be able to gain approvals and the speed at which they have been able to do that, they have demonstrated that they are very, very qualified at doing that. So we’re going to build upon that experience.

The peak oncology sales, they do occur — I can’t recall the exact dates, but they do occur in that time range that you’re talking about, the mid-2020 time range.

I guess I hedged a little bit more than the slide did; I should’ve probably looked at the slide more carefully. Larry, we’ll talk later. (laughter)But certainly it’s the expectation that we could get to that kind of a range.

On the terms of each of the agreements, obviously those terms are confidential so I can’t talk about them in any detail. But I guess what I could say to you is we are not assuming any fundamental change in either terms in either agreement.

Steve Scala  - Cowen and Company - Analyst

Thank you.

Operator

Vamil Divan, Credit Suisse.

Ari Jahja  - Credit Suisse - Analyst

Hi, this is Ari Jahja on behalf of Vamil Divan. Our question is pertaining to antitrust. Is there anything that can emerge there given your partnerships with Infinity and Roche? Thank you.

Laura Schumacher  - AbbVie Inc. - EVP Business Development, External Affairs, General Counsel

Hi, this is Laura. We don’t anticipate there to be any antitrust issues with respect to the assets. As we’ve outlined before, we see these assets as very complementary. So as we look at this transaction and these assets we really don’t anticipate any issues with respect to antitrust.

Ari Jahja  - Credit Suisse - Analyst

Great. Thank you.

Operator

Mark Schoenebaum, Evercore ISI.

John Scotti  - Evercore ISI - Analyst

Hi, this is John in for Mark. Just a couple quick questions. One on the deal. Is there a break fee associated with this deal? Any material adverse clauses?

Then also, the $7 billion peak to AbbVie seems to imply about $11.5 billion to $12 billion end-user sales. I was wondering if you could just give a little bit more color on that number.

Then finally on the salesforce for Imbruvica, does that salesforce primarily sit with J&J or is that with Pharmacyclics? Thanks.

Rick Gonzalez  - AbbVie Inc. - Chairman, CEO

The salesforce, both J&J and Pharmacyclics have direct salesforces. Some physicians they both call on, so there is some overlap from a physician standpoint; and then some they’ve separated the two organizations. If I recall correctly, although don’t hold me to it, I’d say the salesforce size is roughly the same size between the two.

Then on the peak, okay — yes, I would say directionally the numbers that you are looking at are probably reasonable. But what I would say is we’ve obviously built the model with a set of assumptions that we used in our model; we’ve carefully analyzed to those.

But what I don’t want to do is commit J&J to something. They obviously have international responsibility for this asset, and I’m not going to put them in a position where we give you a number that is really their responsibility to drive. But I’d say the concept that you’ve laid out is a reasonable concept, all right?

And the last question was the breakup fee.

Laura Schumacher  - AbbVie Inc. - EVP Business Development, External Affairs, General Counsel

This is Laura again. There is a breakup fee under certain circumstances in the transaction, and it’s approximately 3% of the deal.

Operator

Robyn Karnauskas, Deutsche Bank.

Mohit Bansal  - Deutsche Bank - Analyst

Hi, actually this is Mohit filling in for Robyn. Thanks for taking my question. (multiple speakers)

Robyn Karnauskas  - Deutsche Bank - Analyst

Hi, this is Robyn. Sorry about that. Two key questions. Congrats on getting such a good asset.

Number one, what about RA? How much insight did you get into their RA study and if that product will be viable? I know there’s a multidose trial ongoing and it’s a fully owned asset.

Then my second question is very value creating would be an induction regimen of 199 followed by Imbruvica maintenance. But I know that trial would be hard to run.

Did you get any insight into maybe how the FDA is thinking about running trials like that with different endpoints? So that would be very value creating for AbbVie. Thanks.

Mike Severino  - AbbVie Inc. - EVP Research and Development & Chief Scientific Officer

Yes. This is Mike. With respect to RA, there is obviously a strong rationale for BTK inhibition in autoimmune diseases. It’s early on in the development of those mechanisms.

As you said, Pharmacyclics has a Phase 1 program that we have looked at; we feel very good about the steps that they’ve taken and the potential there. But again, recognizing that it is very early.

There is also potential in other autoimmune diseases that are driven by B-cells, diseases like lupus, for example. So that’s an area that we obviously know very, very well, an area where we have a lot of capabilities, and we’re going to continue to work with the Pharmacyclics team on that aspect of the program.

With respect to induction and maintenance regimens with an agent like 199 and Imbruvica, obviously as we said before we view these mechanisms as very complementary. They both have very attractive features, and there are a number of either combinations or sequences of therapy that we would view as scientifically very attractive. The example that you gave very well could be one of them.

I think it’s a little bit early to speculate on what registrational endpoints might be for those. But when you demonstrate the sorts of responses and the depth of responses that both of these agents have shown in the clinic so far, I’m confident that we can work out an overall path.

Robyn Karnauskas  - Deutsche Bank - Analyst

That’s helpful. Then as a follow-up, so for duvelisib, like, how do you see that positioned? It seems so clear like 199 and Imbruvica are very well together. How are you thinking about the PI3-kinase combinations and where that fits in?

Again, I can see it goes to how your partners will let you position these two drugs.

Mike Severino  - AbbVie Inc. - EVP Research and Development & Chief Scientific Officer

Yes. This is Mike again. With respect to duvelisib, so hematologic malignancies and particularly B-cell malignancies are a broad and complicated space in terms of tumor types, subtypes, different activation patterns, different drivers of the malignant cells. We view the three assets that we have as being very promising, novel, and giving us a wide range of abilities to explore the best therapy in each of those tumor types.

Again, it’s a little bit early to speculate exactly which will play in exactly what subtype. But I think broadly speaking with this set of assets we will be able to explore a very wide range of tumors, drive deep responses, and we believe make meaningful differences in the standard of care. So we look forward to exploring the right way to use each of these agents very aggressively in the near future.

Robyn Karnauskas  - Deutsche Bank - Analyst

Great. Thanks so much.

Operator

Colin Bristow, Bank of America.

Colin Bristow  - BofA Merrill Lynch - Analyst

Hey, thanks for taking the questions. I briefly lost connection, so sorry if this is being repeated. But can you just confirm, was this deal in any way driven by a change in your expectations around the commercial viability for 199?

And then just give us an update on the Phase 2 17p deletion data timing.

Then number two, just going forward how should we think about future business development both in terms of your therapeutic areas of interest and deal size?

Then just three, on tax rate, any material changes there to the going-forward assumptions? Thanks.

Rick Gonzalez  - AbbVie Inc. - Chairman, CEO

This is Rick. I’d say there are no changes at all in our assumptions or enthusiasm or excitement in ABT-199. Our excitement continues to grow. Everything we see about it confirms what we had hoped.

As far as future business development, we are going to continue to focus in the areas we looked at before. We have certain areas that we focus our primary attention around: immunology obviously is one of those; oncology was another one of those. And we’ve talked about those areas before.

I think this is obviously a sizable asset that we are acquiring, and I wouldn’t anticipate that over the short to medium term there would be another acquisition of this size. But we continue to have a tremendous amount of financial capacity to be able to do BD.

It’s always our first priority to invest back in the business to be able to ultimately grow the business. So that is our area of focus, and we have plenty of capacity to keep doing that, but probably more in the nature of the kinds of transactions that we’ve done historically.

Bill, you want to talk about tax rate?

Bill Chase  - AbbVie Inc. - EVP, CFO

Yes, Colin, on the tax rate, obviously one of the many things about this transaction which are attractive is this has the potential over the medium and long term to generate significant US cash. Obviously we factored that into our thoughts as we looked at this asset.

In the near term, though, I think it’s a safe assumption that you’re not going to see a whole lot of variability on the tax rate. that’s really a function of where this asset is in its overall lifecycle.

But certainly as the sales increase and that US cash flow increases along with it, that will allow us to appropriately adjust the tax rate as needed.

Rick Gonzalez  - AbbVie Inc. - Chairman, CEO

Then you had a question on 17p deletion timing. Mike?

Mike Severino  - AbbVie Inc. - EVP Research and Development & Chief Scientific Officer

Yes. This is Mike. We continue to make very good progress with 199 and we expect to see data from the 17p del study in the first half of this year. We would continue to expect that would lead to a filing later on this year.

Colin Bristow  - BofA Merrill Lynch - Analyst

Great. Thank you.

Operator

Alex Arfaei, BMO Capital Markets.

Alex Arfaei  - BMO Capital Markets - Analyst

Good morning and thank you for taking the question. Could you comment on the pipeline — excuse me, on the timeline for the key data readouts for Imbruvica for some of the major new indication you mentioned and as well as solid tumors?

I’m also a little bit curious about your use of so much stock, given that it has underperformed this year, and your decision to buy back half of the new shares after closing. Forgive me if this is a naive question, but why structure it that way as opposed to just paying more cash upfront? Thank you.

Bill Chase  - AbbVie Inc. - EVP, CFO

Let me start with the stock. We considered a number of factors when we looked at deal structure. One thing that we have to acknowledge was that there was a desire at Pharmacyclics to participate in the upside of the pro forma combination. So certainly our deal structure enabled that by having an equity component.

But likewise we also had our own capital structure objectives that we wanted to achieve. One of them is to preserve flexibility for future investments and L&A.

So at the end of the day there was a lot of enthusiasm on the target’s part for AbbVie equity that ultimately drove the 58%/42%; and then obviously there were some needs within our capital structure we wanted to be sensitive to. What is important to stress, though, is that we are planning on going back and buying a significant portion of that newly issued equity, at least 50%, and we have the ability within our share repurchase program to take out more via normal means if need be.

Rick Gonzalez  - AbbVie Inc. - Chairman, CEO

Mike?

Mike Severino  - AbbVie Inc. - EVP Research and Development & Chief Scientific Officer

Yes, so with respect to —

Rick Gonzalez  - AbbVie Inc. - Chairman, CEO

You know, the one thing we probably should be careful with is these are their dates, right? Which is under the CDA. Are we in a position to be able to talk about their dates?

Mike Severino  - AbbVie Inc. - EVP Research and Development & Chief Scientific Officer

We should probably just make some general comments.

Rick Gonzalez  - AbbVie Inc. - Chairman, CEO

Yes.

Mike Severino  - AbbVie Inc. - EVP Research and Development & Chief Scientific Officer

With respect to data readouts, as Rick pointed out, of course these are still Pharmacyclics’ studies, they have a very broad and comprehensive clinical trials program with over 50 studies, as we said in the materials that we released in conjunction with this call. So it’s not possible to walk through all of that.

I think you’ll see a real flow of data, a very significant flow of data over the next few years. Indications like solid tumors that you talked about are still in early phases, and so those data will mature over time.

Larry Peepo  - AbbVie Inc. - VP IR

Thanks, Alex. Elan, we have time for one more question, please.

Operator

Tony Butler, Guggenheim Partners.

Tony Butler  - Guggenheim Securities - Analyst

Yes, thanks very much. Rick, when the deal was constructed, the relationship you have with J&J — at least contractually — you have a salesforce which now will sell Imbruvica. It’s fine.

But when ABT-199 comes to market, does that same salesforce get armed with 199? Because that obviously affects how you think about the profitability of the contractual arrangement. Or do you actually add new people in to help sell 199 in addition to those selling Imbruvica? Thanks very much.

Rick Gonzalez  - AbbVie Inc. - Chairman, CEO

Yes, we would anticipate that we would add more people in order to fill that need for capacity.

Tony Butler  - Guggenheim Securities - Analyst

Great, thank you.

Larry Peepo  - AbbVie Inc. - VP IR

All right. Thanks, Tony. That concludes our call today. If you’d like to listen to a replay of the call, please visit our website; or you can call 866-479-2459, pass code 13015; and the audio replay will be available until midnight Friday, February 13.

Thanks again for joining us today.

Operator

Thank you. This does conclude today’s conference. You may disconnect at this time.

DISCLAIMER

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION  PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2015 Thomson Reuters. All Rights Reserved.

Set forth below is an e-mail sent on March 5, 2015 by Rick Gonzalez, Chairman of the Board and Chief Executive Officer of AbbVie Inc. to employees of AbbVie Inc.:

Rick Gonzalez All Employee Message — 3/5/15

Subject: AbbVie to Acquire Pharmacyclics and Accelerate Oncology Presence

Dear Colleagues,

Today is an exciting day for AbbVie. As you may have read, last night we announced our intent to acquire Pharmacyclics, a biopharmaceutical company based in Sunnyvale, California, with a first in class BTK inhibitor, Imbruvica®, approved for multiple indications for blood cancers. The combination of AbbVie and Pharmacyclics brings together complementary strengths and assets in this important therapeutic category. Our pipeline assets, including Venetoclax, a Bcl-2 inhibitor and Duvelisib, a dual PI3 kinase inhibitor, combined with Imbruvica®, provide us with three novel and promising mechanisms for the treatment of hematologic malignancies. The employees of Pharmacyclics bring deep clinical experience and provide an accelerated commercial presence in oncology.

Read the press release.

I am proud of the hard work of our teams in bringing this transaction together on an extremely accelerated timeline. We look forward to the promise of our two companies and what we together can accomplish to raise the standard of care for patients suffering from these diseases.

Rick